Mail Stop 3561

October 18, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Joel M. Bennett
Executive Vice President and Chief Financial Officer
22619 Pacific Coast Highway
Malibu, California 90265

     Re: **JAKKS Pacific, Inc.**
             Form 10-K for the year ended December 31, 2005
             Filed March 16, 2006
             File No. 000-28104

Dear Mr. Bennett:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                 Sincerely,

                 Linda Cvrkel
                 Branch Chief